December 15, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

Via EDGAR and Federal Express

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

450 Fifth St. N.W.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 8 to Registration Statement on Form S-1
Filed November 28, 2011
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated December 6, 2011 (the “Comment Letter”) with respect to Amendment No. 8 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on November 28, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 9 to the Registration Statement (“Amendment No. 9”) that are marked to indicate changes from the Registration Statement filed on November 28.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Nature of business and summary of significant accounting policies, page F-7

1.	Please tell us and disclose the following information regarding your Purchase and Sale Agreement with Athena Securities Group, Ltd.:

a.	Explain how you applied ASC 845, Nonmonetary Transactions, to the Purchase and Sale Agreement when it appears that the transaction was monetary. Refer to Sections 1.1, 1.2, 3.4, and 4.2 of the Purchase and Sale Agreement and tell us how the terms of the Agreement reconcile to the financial statement amounts recorded. Also refer to the Consolidated Statement of Cash Flows where you disclose that you issued stock for $4,973 during the nine months ended September 30, 2011.

RESPONSE: The Company’s intent when entering into the arrangement with Athena Securities Group Plc. (Athena) was to obtain international investment banking expertise and management services. Based on our assessment of the Purchase and Sale Agreement, the cash transfers between the companies as described in sections 1.1, 1.2, 3.4 and 4.2 of the Purchase and Sale Agreement reflect only a small portion of the consideration for the investment banking and related management services to be performed by

Jeffrey Riedler, Assistant Director

December 15, 2011

Athena. The cash amounts transferred were only made to satisfy certain legal capital requirements and not intended to be representative of the value of the transaction. The primary consideration paid by the Company to Athena for Athena’s services was non-monetary and conveyed through the value of the Company’s common stock issued to Athena in excess of the nominal cash paid for the stated/par value of such securities.

Athena’s to-be-performed investment banking and management services will primarily relate to managing and servicing life settlement assets and accessing global capital markets outside the United States to facilitate the acquisition and management of life settlement assets. Presently, the Company and Athena intend to commence these activities in the first quarter of 2012.

Section 5.1 of the Purchase and Sale agreement contains post-closing covenants and obligations of Athena and the Company regarding these investment banking and management services. These post-closing covenants and obligations represent the asset, deferred financing costs, in accordance with CON6. In particular, CON6.26 identifies three essential characteristics of an asset as: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash in-flows; (b) a particular entity can obtain the benefit and controls others’ access to it; and (c) the transaction or event giving rise to the entity’s right to or control of the benefit has already occurred. This is clearly the case with these deferred costs. In addition, the rights identified above are legally enforceable.

Assets were acquired in conjunction with an exchange of common stock. Shares representing 9.9% ownership interest were purchased and sold between the entities at par value so the stock would not be issued for less than par value. The par value was not, however, intended to be the arms-length value of the transaction.

ASC 505-50-30-6 states that “If the fair value of the goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.” The fair value of the equity instruments issued in this transaction is clearly the most reliable measurable form of consideration in this exchange.

ASC 505-50-30-11 states that “An entity (the issuer, grantor, or purchaser) may enter into transactions with nonemployees in which equity instruments are issued in exchange for the receipt of goods or services or to provide an incentive. The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date: a.) the date at which the commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment) or, b.) the date at which the counterparty’s performance is complete.” We have measured the fair value of the equity securities issued in this transaction as of the date of the commitment, July 11, 2011.

Jeffrey Riedler, Assistant Director

December 15, 2011

In addition, we note that CON6.27 states that assets are also commonly called “economic resources,” meaning they are useful for carrying out economic activities. The post-closing covenants and obligations create an economic resource for both the purchaser and seller of acquired interest in each other’s entities.

Furthermore, CON6.28 states that “the common characteristic possessed by all assets (economic resources) is . . . future economic benefits [having the] potential to result in net cash in flows to the enterprise.” In this case, the post-closing covenants and obligations in the Purchase and Sale Agreement that bind the parties are expected to generate future economic benefit. Based on the accounting guidance referenced above, we have based the value of the exchange of assets related to the Purchase and Sale Agreement on the value of Company common stock plus cash consideration.

Finally, with respect to our Consolidated Statement of Cash Flows (where we disclose that we issued stock for $4,973 during the nine months ended September 30, 2011), please see Amendment No. 9 for new additional disclosure in footnote 1 to our financial statements (page F-7).

b.	Explain how you estimated the fair value of the common stock issued to be $3.6 million or approximately $3.64 per share. Include a discussion of the significant factors, assumptions and methodologies used in determining fair value.

RESPONSE: We estimated the fair value of the Company’s common stock utilizing the income approach—a discounted cash flow calculation. In addition, we considered both the cost and market approaches. We determined that our replacement of Athena’s investment banking skills and management services could not be done without significant expenditures and time delays given that such work is beyond our present capacity. We also compared that value to the conversion price of our 10% Convertible Redeemable Preferred Stock currently being sold to accredited investors. Since there is no market for our common stock, we concluded that the income approach of determining the fair value of the common stock would be the best method.

The assumptions we used in the income approach include a discount rate of 35.0% for the projected cash flows, a 22.5% marketability discount rate, and a 15.0% rate for minority discount and preference discount.

When considering the assumptions used in estimating the fair value of the common stock issued, we included a discount rate of 35%, chosen by comparing similar discount rates used by venture capitalists and hedge funds which range from 20% to 40% when valuing a new business, applied to the projected retained earnings of common stockholders. In addition to the discount rate applied to the retained earnings projected to be generated by the business, we applied a 22.5% discount for marketability as there is currently no market for the Company’s common stock, and a further 15.0% discount for a minority interest and preference subordination to the 10% Convertible Redeemable Preferred Stock (convertible into common stock at $5.00 per share). This analysis was used to value the common stock issued to Athena in the Purchase and Sale Agreement.

In Amendment No. 9, footnote 5 to our financial statements (relating to fair value disclosures) has been updated in light of the above discussion.

Jeffrey Riedler, Assistant Director

December 15, 2011

c.	Discuss what the deferred finance costs represents, why capitalization is appropriate, and how the amortization period was determined. Cite authoritative literature to support your accounting.

RESPONSE: Section 5.1 of the Purchase and Sale Agreement binds Athena to work exclusively with the Company to provide management services and develop an investment security to offer and sell globally (outside the United States), the proceeds from which are to be used to purchase life insurance related assets within the United States. These assets may include corporate debt securities of the Company (or subsidiaries) or life settlements held by the Company (or subsidiaries). Currently, we expect that Athena will invest in debt securities of the Company (or subsidiaries).

As discussed above in response to Comment 1.a., Athena’s obligation to work with the Company to provide management services and develop an investment security is an asset to the Company. This asset represents deferred finance costs associated with the issuance of debt or other investment securities.

SAB 340-10-S99-1 states that “specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering.” It also states that “a short postponement does not represent an aborted offering.”

SAB 340-10-S99-2 states that “debt issuance costs should be amortized by the interest method over the life of the debt to which they relate.”

In applying the guidance referenced above and determining the appropriate amortization period, we expect the investment from Athena to be in even proportions to five-year and seven-year debt instruments. As a result, when the investment security is finalized, and when Athena begins to invest in the Company, the amortization period will begin over a six-year timeframe. The Company’s initial goal of the arrangement with Athens is to obtain financing for $100,000,000 for the purchase of life settlement assets. The Company will continue to evaluate the effectiveness of the arrangement and the continued value of the yet-to-be-performed services.

d.	Discuss how you determined the amount of the Athena shares received and why a gain on your investment in Athena was recognized during nine months ended September 30, 2011.

RESPONSE: The Company and Athena Fund sold each other a 9.9% interest in each other’s companies based on the shares each entity had outstanding as of the date of the Purchase and Sale Agreement. The shares of the Company were sold at par value, which was not intended to be the arms-length value of the transaction between the parties. Since Athena Fund is an entity that was recently organized, it had little or no assets and no operations. The Company therefore ascribed only a nominal value to the ownership interest received. No gain was recognized by the Company on the purchase of the Athena shares during the nine months ended September 30, 2011.

(15) Guarantees of secured debentures, page F-23

2.	We note you removed the disclosure which stated that “GWG Life is a wholly owned subsidiary of Holdings and the payment of principal and interest on the secured debentures

Jeffrey Riedler, Assistant Director

December 15, 2011

is fully and unconditionally guaranteed by GWG Life.” Please revise your filing to include this information or tell us why you believe this disclosure is not appropriate.

RESPONSE: In Amendment No. 9, we have included the disclosure identified above. Please see page F-24.

* * * *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642 8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,
/s/ Paul D. Chestovich
Paul D. Chestovich

Enclosures

cc:	Jon Sabes
Jon Gangelhoff